Exhibit 23.1

CONSENT OF REGISTERED CERTIFIED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-3 (No. 333-118487 and No. 333-22419) and Forms S-8 (No. 333-27429 and No. 333-88430) of Associated Estates Realty Corporation of our report dated February 28, 2006 relating to the financial statements, financial statement schedules, management's assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting, which appear in this form 10-K.

/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
February 28, 2006